

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail
Don Crosbie
President and Chief Executive Officer
Claimsnet.com, Inc.
14860 Montfort Dr., Suite 250
Dallas, TX 75254

> **Re: Claimsnet.com, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 27, 2013**
> **File No. 001-14665**

Dear Mr. Crosbie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Reverse Stock Split, page 4

1.   We note that the proposed reverse stock split will have the effect of increasing the number of shares of your common stock available for issuance and that a set number of those newly available shares will be issued to effectuate the TransCoastal acquisition. It appears that Note A to Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C, requires that you provide all of the information applicable to the TransCoastal acquisition required by Items 13 and 14 of Schedule 14A. Please significantly revise your Information Statement to provide this information or advise us as to why you believe such disclosure is not required.

2.   It appears that you intend to use some of the additional shares made available as a result of the reverse stock split to effect the TransCoastal acquisition. Please state whether you have any other plans, proposals or arrangements to issue any of the remaining additional shares for any other purpose.

3.   It appears that since the 23,401,590 shares have not yet been issued to the shareholders of TransCoastal, you should revise the tabular disclosure on page 5 to show the number of post-reverse stock split shares issued and outstanding and the number of post-reverse stock split shares available for issuance both with and without giving effect to the TransCostal acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Mark Wigder, Esq
        Looper Reed & McGraw P.C.